[Letter head of Cadwalader, Wickersham & Taft LLP



May 3, 2006


David R. Humphrey
Branch Chief-Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   Cosi, Inc. Form 10-K for the Year Ended January 2, 2006 (File 000-50052)

Dear Mr. Humphrey:

      On behalf of Cosi, Inc. ("Cosi" or the "Company"), we set forth below the Company's responses to the comments of the Staff of the Commission as received by letter dated April 12, 2006 (the "Comment Letter"). The Staff's comments have been reproduced in this letter, and the Company's responses follow each comment.

Form 10-K for the Fiscal Year Ended January 2, 2006


Item 7--Management Discussion and Analysis of Financial Condition and Results of Operations

General

Comment 1.  To enhance the narrative disclosures, please consider providing a table reconciling the number of restaurants opened, closed, or acquired, by segment, during each period statements of operations are presented. Further, disclose this tabular information by whether the restaurants are Company-owned or franchised.

      Response: The Company agrees that a table reconciling store counts for both company-owned restaurants and franchises would be beneficial to the reader and will include such a table in future filings.

Liquidity and Capital Resources, page 29

Comment 2.  Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. For example, you state that you expect to fund the opening of new company-owned restaurants through your investments and internally generated cash flows produced by existing company owned restaurants. However, you have not had positive operating cash flows in the past three fiscal years. As such, it would appear that you will fund this endeavor mainly through your investments, which will significantly deteriorate your working capital and could lead you to be in highly leveraged situation. Therefore, in light of the aforementioned facts, please tell us and revise your filing to discuss the approximate cost as well as a detailed description and the timing of your plan. Further, you should include a discussion of your current burn rate and whether there will be a significant increase during and after completion.

      Response: The Company recognizes the need to broaden its discussion of liquidity to provide both a short-term and long-term perspective for the cash requirements of the business. The Company proposes to do so in all future filings. In future filings, the Company will include a discussion of its twelve-month restaurant opening plans, including the estimated costs to open restaurants and how the Company plans to fund such costs. In its next filing, the Company will report that in fiscal 2006, it currently plans to open 20 company-owned restaurants, including 3 originally expected to open in 2005, and has signed agreements from area developers which have generated upfront franchising fees of approximately $1.7 million and who we expect will open 20 additional franchise restaurants in 2006. The Company estimates its cost to open each company-owned restaurant is approximately $700,000, including pre-opening expenses, for a total estimated aggregate cost of $14 million. The Company intends to fund these restaurant opening costs through (i) investments, cash and cash equivalents on hand; (ii) "expected" cash flows generated by existing company-owned and new company-owned restaurants and (iii) franchise fees and royalties. The Company currently has cash on-hand, cash equivalents and short term investments of approximately $33 million. In addition, although the Company has not had positive operating cash flows in the past three fiscal years, based on its financial projections and its continued expected decrease in net cash used in operating activities, the Company anticipates generating positive cash flow in 2006. The Company therefore anticipates that its cash on-hand and expected positive cash flow from its restaurant base will provide sufficient liquidity for the Company's 2006 restaurant opening plans. If the Company's existing company-owned restaurants do not generate the positive cash flow that the Company expects, if the Company does not open the new company-owned restaurants according to plan in 2006 or if the Company does not generate the franchise fees and royalties that it expects, then the Company will either use additional cash investments to fund its 2006 restaurant opening plans or adjust the number and timing of restaurant openings.

                  The Company does not believe that it is relevant to discuss specific restaurant opening plans in terms of liquidity beyond 2006 because although the Company believes that it will have sufficient liquidity in 2007 and beyond, if the Company does not achieve the expectations described above, the Company can alter its plans for 2007 and beyond by reducing the number and/or timing of new company-owned restaurant openings.

Comment 3.  We believe you should include scheduled interest payments in the table or, in the
            alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

      Response: Please be advised that interest payments are currently included in the Contractual Obligations table in the "Long-term debt" line item on page 30 of the Form 10-K. The Company will undertake to include a footnote in the next periodic report the Company files under the Exchange Act, which includes a Contractual Obligations table, that clearly discloses that such line item includes the Company's interest payments.

Item 8--Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 43

Comment 4.  In light of the nature of your business, we believe you should significantly revise the manner in which you describe the costs associated with your operations, especially with respect to your current discussion of "cost of goods sold" within MD&A. Further, since depreciation and amortization, expenses related to the corporate and administrative functions are part of your continuing growth (e.g. site selection) and management of franchises contribute directly to the generation of revenues, we believe you should revise your filing to remove the "cost of sales" caption and any discussion thereof. Instead, your discussions of operating results and profitability should focus upon operating income or loss.

      Response: If acceptable to the Staff, the Company will undertake to revise the "Cost of Sales" caption and related disclosure in response to the Staff's comment in the next periodic report the Company files under the Exchange Act where the "Cost of Sales" would appear. The Company proposes a prospective change in disclosure in lieu of filing an amendment to the Form 10-K for the fiscal year ended January 2, 2006 because the aggregate amount of franchise revenue recorded in the statement of operations during the periods presented in such Form 10-K is immaterial. In addition, the Company believes that it has provided a clear definition of "cost of goods sold," including the components and nature thereof, on page 24 of the Form 10-K.

                  Attached hereto as Exhibit A is an excerpt of the revised
            disclosure the Company will include in the next periodic report.

Note 1--Organization and Summary of Significant Accounting Policies

Investments, page 46

Comment 5.  In view of the relative significance of investments relative to assets and equity, please separately quantify the major security types as contemplated by paragraph 19 of SFAS 115. In addition, the related cash flows should be recorded at gross, rather than net pursuant to paragraph 18 of that statement. In this regard, please supplementally confirm that there have been no sales of these securities prior to maturity.

      Response: In accordance with paragraph 19 of SFAS 115, the Company will separately quantify its short term investments by major category of security as defined therein in all future filings. In addition, the Company will disclose gross purchases and redemptions in the related statements of cash flows. The Company also confirms that none of the short term investments purchased during 2005 or to date through 2006 have been sold prior to their maturity.

Intangibles, Security and Other Assets, page 49

Comment 6.  Based on the disclosures on page 49, you measure the impairment of liquor licenses in the aggregate, which appears to imply that you measure for impairment of liquor licenses at the entity level. However, your measurement of impairment should be completed at the reporting level as required by SFAS 142. Therefore, if our understanding is correct, please provide us with substantive support for your approach.

      Response: The Company calculates impairment at the reporting (i.e., restaurant) level in accordance with SFAS 142. The Company assesses the likely impairment of each liquor license at the individual restaurant reporting level based on its current market resale value, which the Company assesses on an as needed basis if the Company believes impairment to exist, and at least annually.

Comment 7.  Further, please tell us why you believe that these liquor licenses represent indefinite lived intangible assets. Please be detailed in your response.

      Response: The Company believes that these liquor licenses have indefinite intangible lives because (i) the Company has the right to buy and sell these licenses freely on the open market and (ii) once acquired, the Company retains the right to use the licenses for as long as the Company operates its restaurant; provided that the Company annually completes a renewal application, which includes a nominal fee for processing.

Revenue Recognition, page 50

Comment 8.  Please expand your footnote to also address recognition of revenues from franchise fees and from royalties. Supplementally and in your footnote, please describe your gift card program and your method of accounting for same. Supplementally provide us with a schedule of activity in the related liability account for each period for which an income statement as been presented.

      Response: The Company agrees that its footnote on revenue recognition should be expanded to address revenue recognition from franchise fees and royalties earned. Fiscal year 2005 was the first year that the Company recognized any revenue from franchise fees and royalties, and the amounts recognized were not material to the financial statements as a whole. As a result, if acceptable to the Staff, the Company will undertake to revise this footnote with respect to revenues from franchise fees and royalties in response to the Staff's comment in the next periodic report the Company files under the Exchange Act where this footnote appears.

            The Company will also expand its footnote to describe its gift card program. The Company currently offers its customers the opportunity to purchase gift cards at its restaurants and through its website. The customer can purchase these cards at varying dollar amounts. Upon purchase by the customer, the Company records a gift card liability for the face value of the gift card purchased. Upon redemption, the customer's card is reduced in value by the total amount of the sale and the Company records a reduction to the gift card liability account with an offsetting entry to recognize the sale and any related components such as sales tax liability. As of January 2, 2006, the end of fiscal year 2005, the outstanding gift card liability represented approximately 2% of total liabilities, which is not a material liability. As a result, if acceptable to the Staff, the Company will undertake to revise this footnote with respect to revenues from gift cards in response to the Staff's comment in the next periodic report the Company files under the Exchange Act where this footnote appears.

            Attached as Exhibit B is a schedule of activity in the gift card liability account for each period for which an income statement has been presented.

Note 10--Stockholders Equity

Stock Purchase Warrants, page 56

Comment 9.  Please expand your disclosures to include the significant contractual terms of your warrants. For example, you should at least disclose whether the conversion price is fixed as of the date of issuance or based on a percentage of the stock price at the conversion date.

      Response: The Company agrees that expanded disclosures to include the significant contractual terms of the Company's outstanding warrants would be beneficial to the reader. If acceptable to the Staff, the Company will undertake to revise this section in response to the Staff's comment in the next periodic report the Company files under the Exchange Act where this language appears. Attached hereto as Exhibit C is an excerpt of the additional disclosure the Company will include in the next periodic report.

      Attached as Appendix I is a statement from the Company making the requested acknowledgements.

      Your prompt attention to this response will be appreciated. If you have any questions regarding the Amendment or the foregoing responses or if any additional information is needed, please contact me at (212) 504-5555.

Very truly yours,


/s/Dennis J. Block
Dennis J. Block
cc:  Kevin Armstrong
     William Koziel

                                                                      APPENDIX I

                                 Acknowledgement

Cosi, Inc. (the "Company") hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





                                   COSI, INC.



                                   By:   /s/ William Koziel
                                       --------------------------------
                                       Name: William Koziel

                                    EXHIBIT A

                                   Cosi, Inc.
                      Consolidated Statement of Operations
        For the Three Month Periods Ended April 3, 2006 and April 4, 2005
                    (dollars in thousands, except share data)

Revenues
   Restaurant net sales
   Franchise fees and royalties
      Total revenues

Costs and expenses:
   Cost of food and beverage
   Labor and related benefits
   Direct operating and occupancy

   General and administrative expenses
   Stock compensation expense
   Depreciation and amortization
   Restaurant pre-opening expenses
   Lease termination expense
      Total costs and expenses

         Operating loss

   Interest income
   Interest expense
   Reserve for notes receivable from stockholders
   Other income
      Net loss

Per share data:
      Net loss per share, basic and diluted

Weighted average shares outstanding

                                    EXHIBIT B

In response to Comment 8, the schedule of activity in the gift card liability account for each period for which an income statement has been presented is as follows:


                              Old Gift      Gift         Totals
                            Certificates   Cards
                            -------------------------------------------

Ending Balance FY 2002        (51,557)        -         (51,557)

Sales                             -       (670,629)    (670,629)
Redemptions                    26,629      443,359      469,988

                            -------------------------------------------
Ending Balance FY 2003        (24,928)    (227,270)    (252,198)

Sales                             -       (550,368)    (550,368)
Redemptions                     1,150      466,685      467,835

                            -------------------------------------------
Ending Balance FY 2004        (23,778)    (310,953)    (334,731)

Sales                             -       (572,518)    (572,518)
Redemptions                       -        468,371      468,371

                            -------------------------------------------
Ending Balance FY 2005        (23,778)    (415,100)    (438,878)
                            ===========================================

                                    EXHIBIT C


In response to Comment 9, the additional text in the next periodic report will be:

      The significant contractual terms of our outstanding warrants include the following:

      The exercise prices of the warrants are fixed as of the date of issuance, and the warrants are exercisable for a period of 10 years after the date of issuance. The aggregate exercise price may be payable by check or by surrender of shares based on market price equal in value to the aggregate exercise price. All of the warrants provide for adjustment of the number of warrant shares and the exercise price in the event we subdivide the outstanding common stock into a greater number of shares or combine the outstanding shares of common stock into a smaller number of shares. All of the warrants also give warrant holders the right to acquire and receive warrant stock in the event of a reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a way that the holders of the Company's common stock are entitled to receive stock, securities or assets with respect to or in exchange for common stock. Certain warrants issued prior to 2002 also provide for full anti-dilution adjustments to the number of shares of stock obtainable upon exercise of the warrants and the exercise price in the event of (i) the sale or issuance of the Company's common stock, other than the sale or issuance of warrants to employees, directors or consultants pursuant to stock option plans and stock ownership plans approved by the Company's board of directors, (ii) the sale or issuance of stock rights or stock options for the Company's common stock, or
(iii) the sale or issuance of convertible securities convertible into the Company's common stock, or (iv) adjustments for terminated or expired stock options or shares of the Company's common stock. The warrants are exercisable by the holder giving written notice to the Company of its desire to exercise, along with payment in full of the aggregate exercise price if paying by check, or direction to utilize the cashless exercise method whereby the holder will surrender shares of stock equal in value to the aggregate exercise price, using the market price on the date of the exercise notice to the Company.


                                      C-1